May 16, 2023

Via Edgar Transmission

Mr. Thomas Jones

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	Majestic Ideal Holdings Ltd. (The “Company”) Registration Statement on Form F-1 Submitted April 28, 2023 File No. 333-271502

Dear Mr. Jones:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated May 9, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1 filed April 28, 2023

Exhibits

1.

Please have counsel clarify the reference to “all parties” in items (6) and (7) on page 3 of the opinion filed as exhibit 99.5 to instead refer to all parties other than the PRC Subsidiary.

Response: We respectfully advise the Staff that we have revised the exhibit 99.5.

2.

We note the language in the second to the last paragraph of the opinion filed as exhibit 99.5, which states that the opinion “is given for the benefit of the addressee hereof” and the reference to “apart from SEC.” Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Delete this disclaimer from the opinion.

Response: We respectfully advise the Staff that we have revised the exhibit 99.5.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com